Exhibit 1.01

MasterBrand, Inc. Conflict Minerals Report

For the year ended December 31, 2023

This Conflict Minerals Report (this “Report”) of Masterbrand, Inc. (“MasterBrand” or the “Company”) is filed pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended for the reporting period from January 1, 2023, to December 31, 2023.

The Rule imposes certain reporting obligations on the Securities Exchange Commission (“SEC”) registrants who manufacture or contract to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals” or “3TGs”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Company Overview

MasterBrand (NYSE: MBC), headquartered in Beachwood, Ohio, is a leader in residential cabinetry for the kitchen and bath. MasterBrand’s products are available in a wide variety of designs, finishes and styles and span the most attractive categories of the cabinets market: stock, semi-custom and premium cabinetry. MasterBrand’s products are sold throughout the United States and Canada to remodeling and new construction markets.

Covered Products

Based upon its product review, the Company determined that 3TGs are necessary to the functionality or production of some of MasterBrand’s residential cabinetry products that contain hardware (“Covered Products”). As a result, the Company conducted a good faith, reasonable country of origin inquiry (“RCOI”) and due diligence to determine the sourcing of 3TGs in its Covered Products.

RCOI

To determine which suppliers should be included in the scope of the RCOI, as part of its over-arching supplier due diligence process, MasterBrand queried its direct suppliers to determine which, if any, used 3TGs in the residential cabinetry hardware products that they sold to MasterBrand. All Masterbrand direct suppliers who answered “yes” to the query were included in the RCOI (“In-Scope Suppliers”).

MasterBrand then asked its In-Scope Suppliers to complete the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) to report on their due diligence efforts, including the smelters, refiners, and countries of origin in their supply chain. Via its in-house Trade Compliance Team, MasterBrand conducted reviews of the In-Scope Suppliers’ CMRT responses. The Company’s reviews included whether each In-Scope Supplier completed the CMRT fully and correctly, reported smelters and refiners, or had indicators of insufficient due diligence in their responses. If any such issues occurred, the MasterBrand Trade Compliance team would follow-up with the supplier and address the issues, as necessary.

Due Diligence Process

In accordance with Rule 13p-1, MasterBrand exercised due diligence measures on the source and chain of custody of 3TGs in its products. The due diligence measures that the Company performed included, but were not limited to, the following:

●	Maintaining an internal team to implement the Company’s 3TGs due diligence process and report findings to Company leadership.

●	Using due diligence surveys and the CMRT to assess the risk of 3TGs in the residential cabinetry hardware products it purchased from its In-Scope Suppliers.

●	Communicating directly with suppliers based on their responses to MasterBrand’s due diligence survey.

●	Providing suppliers with resources to learn more about 3TGs and related regulatory requirements.

●	Integrating human rights risks into its new supplier due diligence process to monitor for potential human rights concerns and to identify potential mitigating actions, as necessary.

●	Maintaining a hotline reporting mechanism by which parties can raise questions and concerns regarding possible 3TGs in the Company’s supply chain.

●	Filing this report with the SEC and posting it on MasterBrand’s website at: https://masterbrand.com/investors/governance/governance-documents/default.aspx

Because MasterBrand does not purchase raw 3TGs (or use them in its production processes) and is several tiers removed from any smelters and refiners in its supply chain, the Company relies on its direct suppliers provide it with sourcing information from their supply chain for the 3TGs used in the products that they provide to the Company. As a result, after conducting the RCOI and due diligence described above, the Company determined in good faith that it did not have sufficient information to determine whether the 3TGs necessary to the functionality or production of its residential cabinetry products may have been sourced from the Covered Countries or from recycled or scrap sources. MasterBrand made this determination due to a lack of information from its suppliers to determine the source and chain of custody of 3TGs throughout the supply chain.

Steps to Further Mitigate Risk and Improve Due Diligence in 2024

MasterBrand’s current steps to improve the process in 2024 include, but are not limited to:

●	Drafting and implementing a Responsible Sourcing Policy across the Company.

●	Continuing to educate the Company’s suppliers and sourcing associates and encourage both to obtain current, accurate and complete information about their supply chains.

●	Continuing to review and improve its supplier due diligence processes, where necessary.

●	Increased participation in third party programs to encourage further improvement and reliability in traceability programs.

●	Investigation of additional software tools to enhance its due diligence process.

Forward Looking Statements

This Conflict Minerals Report contains forward-looking statements which are based on the Company’s current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. Forward-looking statements in this report include, among other things, statements regarding actions the Company plans to execute to improve its Conflict Minerals due diligence process.

By their nature, all forward-looking statements involve risk and uncertainty. Risks that may cause the forward-looking statements contained in this report to be inaccurate include, but are not limited to: failure to carry out these plans in a timely manner or at all as a result of changing financial conditions; changing organizational structure; or other factors; lack of cooperation by Suppliers as well as by their respective suppliers; whether smelters, refiners, or others that participate in the 3TGs market responsibly source; political, legal, and regulatory developments, whether in the Democratic Republic of the Congo region, the United States or elsewhere. Additional cautionary statements regarding other risk factors that could impact the Company’s future performance are identified in the Company’s Form 10-K filing for the fiscal year ended 2023 and other Company filings with the Securities and Exchange Commission.